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Russell Brand · 2nd

Member at Keiretsu Forum

San Francisco Bay Area · 500+ connections · Contact info

Responsible Solutions Limited

University of California, Berkeley

Highlights



2 mutual connections

You and Russell both know Jacqueline Hoang and Kent Kemmish

About

Good engineering is solving important problems effectively rather than solving hard problem.

Experience

CEO/Founder
Responsible Solutions Limited
1994 – Present · 25 yrs

Providing consulting services in Information Technologies (including Computer Security) and various areas of applied science and in the management of large projects and data center.

Member
Keiretsu Forum
Jan 2015 – Present · 4 yrs 10 mos

Advisor
Kinian.com
Nov 2018 – Present · 1 yr
San Francisco Bay Area

Strategist (Volunteer & Signatory)
Pro-Truth Pledge
Jan 2017 – Present · 2 yrs 10 mos

Working to return Truth & Confidence to the Public, Media, Politics & all aspects of public discourse.

Chief Technology Officer
Quarrio
Jul 2012 – Dec 2014 · 2 yrs 6 mos
Berkeley, CA

Natural Language and Applied Artificial Intelligence for answers questions about structured Saleforce.com data sets..

Ask business questions in ordinary English. Get answers in ordinary English.... See more

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Education

University of California, Berkeley
MS, Computer Science, Molecular Anthropology
1984 – 1990

Massachusetts Institute of Technology
84, computer Science
1980 – 1984

Skills & Endorsements

Software Engineering · 54

Endorsed by **Alan Teague and 2 others who are highly skilled at this**

Endorsed by **2 of Russell's colleagues at Lawrence Livermore National Laboratory**

Software Development · 51

Endorsed by **Alan Teague and 2 others who are highly skilled at this**

Endorsed by **2 of Russell's colleagues at Lawrence Livermore National Laboratory**

Cloud Computing · 43

Endorsed by **6 people who know Cloud Computing**

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Recommendations

Received (2) Given (6)

Judith Iglehart, Ed.D
Founding Partner, SAYJ Global Partners, an international corporate advisory company.
April 27, 2017, Russell worked with Judith in the same group

Russell is simply a superstar at Due Diligence needed for startup companies. He is super smart, highly organized, and willing to take the time to learn a new skill. At Keiretsu Forum he joined every DD committee for one year, adding his expertise and knowledge to the team effort. His professionalism a... See more

Eugene Miya
Retired at Retired
June 8, 2012, Eugene worked with Russell but at different companies

Russell has a good intellect. He was hired by a Distinguished Laboratory Fellow who was my office mate at Ames 1 day per week (George Michael, not that Rock Star, but a rock star in the field of supercomputing). If George hired Russell, then I would trust Russell. I was drafted (of sorts) to moderate an... See more

Interests

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